May	2, 2006

Joel F. Freedman (617) 951-7309 joel.freedman@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom, Special Counsel, Office of Mergers and Acquisitions

Re:	Microvision, Inc.

Schedule TO-I filed April 18, 2006

Amendment No. 1 to Schedule TO-I filed April 25, 2006

Amendment No. 2 to Schedule TO-I filed May 1, 2006

SEC File Number 5-51199

Ladies and Gentlemen:

On behalf of Microvision, Inc. (the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Schedule TO-I referenced above (the “Schedule TO”).

Amendment No. 3 is being filed in response to comments relating to the Company’s Amendment No. 1 and Amendment No. 2 to Schedule TO contained in the letter dated May 1, 2006 from Mara L. Ransom of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Thomas Walker, the Company’s Vice President and General Counsel. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Ropes & Gray LLP by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Schedule TO as set forth in Amendment No. 3. Page numbers referred to in the responses reference the applicable pages of Amendment No. 3.

Securities and Exchange Commission	- 2 -	May 2, 2006

On behalf of the Company, we advise you as follows:

Schedule TO

Exhibit (a)(1) – Offer to Exchange

1.	We note your response to prior comment 6 and related comment 2. We note your intent to deliver the new option agreements three weeks from the replacement grant date and that this is “due to the time involved in preparing individual option agreements reflecting the new price.” While we appreciate that there will be some amount of time necessary following the expiration of the offer that will be devoted to the preparation of the individual option agreements, please advise us how this schedule complies with the prompt payment requirement. Refer to Rule 14e-1(c) and Release 34-43069 (July 31, 2000), Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers. In doing so, tell us how this timeframe is consistent with your practice of issuing stock options.

Response: The Company had intended to delete question number 33 in its entirety and does so in Amendment No. 3, while at the same time making it clearer that question number 32 contains related disclosure and that the Company expects to distribute the new option agreements in three to five business days.

2.	See prior comment 9. While we note that you have complied with this comment in certain respects, however, we continue to note references to “threatened” and “contemplated benefits of the offer” in the second bullet point. Please revise or advise.

Response: The Company has revised the Offer to Exchange to remove all relevant references noted in prior comment 9.

Exhibit (a)(3)—Election Form

3.	We note your request that the security holder acknowledge that they have “carefully reviewed” the tender offer materials. It is not appropriate to require security holders to attest to the fact that they have “reviewed” the terms of the offer as such language effectively operates as a waiver of liability. Please delete the language throughout these materials or confirm to us that you will not assert that this provision constitutes a waiver of liability.

Response: The Company confirms that it will not assert that the referenced language constitutes a waiver of liability.

* * * * *

Securities and Exchange Commission	- 3 -	May 2, 2006

If you have any further questions or comments, of if you require any additional information, please contact the undersigned by telephone at (617) 951-7309 or by facsimile at (617) 951-7050. Thank you for your assistance.

Best regards,

/s/ Joel F. Freedman

Joel F. Freedman

Enclosure

cc: Thomas Walker